Exhibit 99.1

CRH Medical Corporation To Announce Audited 2016 Fourth Quarter and Year-End Results on February 22, 2017

VANCOUVER, Feb. 7, 2017 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company") plans to release its audited results for the fourth quarter and year ended December 31, 2016, on Wednesday, February 22, after market close.

The Company's executive management will discuss the results during a conference call on Thursday, February 23 at 11:00 am Eastern Time/8:00 am Pacific Time. To participate in the call, please dial 1-800-319-4610, or (604) 638-5340.

An audio replay will be available shortly after the call by dialing 1-855-669-9658 or (604) 674-8052 and access code 1049. The replay will be available until March 9, 2017.

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. The CRH O'Regan System is a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

In 2014, CRH acquired Gastroenterology Anesthesia Associates, LLC ("GAA"), a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures. Since then, CRH has incorporated nine additional acquisitions to its anesthesia business. CRH Anesthesia now services 26 ambulatory surgical centers in seven states and performs approximately 170,000 procedures annually.

SOURCE CRH Medical Corporation

To view this news release in HTML formatting, please use the following URL: http://www.newswire.ca/en/releases/archive/February2017/07/c3185.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 17:00e 07-FEB-17